November 21, 2007

U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:	Russell Mancuso, Branch Chief
Eduardo Aleman, Esq.

RE:	Ortec International, Inc.
Registration Statement on Form SB-2
Filed September 18, 2007
File No. 333-146142

Gentlepersons:

This is in response to your letter of comment dated October 12, 2007 with respect to the above-captioned registration statement. Your comments were addressed to the registration fee table. The Company’s Amendment No. 1 to the Registration Statement will be filed simultaneously with, or shortly after, this response is submitted to you. Amendment No. 1 will, where necessary, also update all the other information in the prospectus.

1.
Given the nature and size of the transaction being registered in relation to the number of shares outstanding held by non-affiliates, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

The registration statement lists shares of the Company’s common stock issued and issuable upon conversion of preferred stock issued, or exercise of warrants issued, in a number of different transactions. Of the 93,009,126 shares listed in the combined prospectus, 86,642,140 shares are registered in this registration statement. See “Calculation of Registration Fee” table. The other 6,366,986 shares were registered in the earlier registration statements identified at the end of the “Calculation of Registration Fee” section. When the Company filed registration statement number 333-124773 (the “Previous Registration Statement”), the staff asked questions about the availability of Rule 415 for the shares registered in that Previous Registration Statement similar to the ones you asked in your October 12, 2007 letter. Based on our previous response the Previous Registration Statement was declared effective in August 2006. We trust that no question is now raised by the staff’s current interpretation of Rule 415 with respect to the continued registration of such 6,366,986 shares. Consequently, our response to the first two comments in your October 12, 2007 letter will deal with the 86,642,140 shares now being registered.

U.S. Securities and Exchange Commission
November 21, 2007

1.    April 2006 Private Placement. In April 2006 the Company completed two interdependent transactions. One was a private placement sale of its Series E 6% convertible preferred stock with warrants attached. The other was the acquisition of Hapto Biotech, Inc. All of the shares of the Series E 6% convertible preferred stock were, in the summer of 2006, by the terms of the certificate of designation governing the rights of such preferred shares, converted into shares of the Company’s common stock. Virtually all of such shares of common stock were registered in the Company’s Previous Registration Statement which became effective in August 2006. However, because the number of shares of common stock into which such Series E 6% convertible preferred stock was convertible was variable and therefore the exact number of common shares into which such preferred stock would be converted was unknown at the time the Previous Registration Statement was filed, 122,989 of the common shares into which the Series E preferred stock was converted in the summer of 2006 were not registered in the Previous Registration Statement. Pursuant to the Company’s obligations under the registration rights agreement the Company entered into in that April 2006 private placement such 122,989 shares of common stock are registered in this registration statement. Since the holders of such 122,989 shares purchased the Series E preferred shares which were converted into such 122,989 common shares 19 months ago, such persons cannot be considered “underwriters” selling any of such 122,989 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 122,989 shares in this registration statement as part of a “delayed or continuous offering” by the holders thereof.

We bring to your attention the fact that such 122,989 can now be sold in the public securities markets, absent registration, pursuant to Rule 144. Such shares will be eligible for sale pursuant to Rule 144-k at the end of April 2008.

The warrants the purchasers of the Series E 6% convertible preferred stock received in that April 2006 private placement (the Company’s Series H warrants) were (with two exceptions) exchanged in the summer of 2007 by the holders for shares of the Company’s common stock (none included among the 93,009,126 shares offered by the combined prospectus). In addition the Company issued to such Series H warrant holders who exchanged their Series H warrants for shares of common stock, a new Series A warrant (identical to the Series A warrants issued to the purchasers of the Company’s Series A convertible preferred stock in the June 2007 private placement hereafter discussed in paragraph 4) to purchase 25% of the number of shares of the Company’s common stock the Series H warrant holder received in the Series H warrant exchange. Pursuant to the staff’s interpretations, we believe that the period for which the Series H warrant holder held such Series H warrants is “tacked on” to the period he holds the Series A warrants such holder received in such Series H warrant exchange. That is a combined total of 19 months. 500,611 shares of the Company’s common stock are issuable upon exercise of the Series A warrants issued to the holders of the Series H warrants in the Series H warrant exchange. Pursuant to the Company’s registration obligations with respect to such 500,611 shares, such 500,611 shares are among those registered in this registration statement. However, because the Series A warrants upon the exercise of which such 500,611 shares are issuable are deemed, pursuant to such “tack on” interpretations, to have been held for 19 months, the holders of such Series A warrants cannot be considered “underwriters” selling such 500,611 shares in behalf of the Company or its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 500,611 shares in this registration statement as part of a “delayed or continuous offering” by the holders thereof.

U.S. Securities and Exchange Commission
November 21, 2007

2.    Hapto Acquisition. Such April 2006 private placement was conditioned on the Company’s acquisition of Hapto Biotech, Inc., which acquisition was also closed in April 2006, simultaneously with the closing of the Series E preferred private placement. In such Hapto acquisition the Company issued 2,031,119 shares of its common stock to the shareholders of Hapto who took such shares for investment and not with a view to resale, and Series G warrants to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $4.50 per share. In the agreement whereby the Company acquired Hapto the Company was not obligated to register the 2,031,119 shares or the 200,000 shares underlying the Series G warrants for one year. All such common shares are being registered now.

Pursuant to the acquisition agreement the Hapto stockholders could and did designate, for two years ending in April 2008, two members of the Company’s board of directors. Such two designees have served and continue to serve on the Company’s board of directors.

Since the former stockholders of Hapto acquired their Ortec securities 19 months ago, such persons cannot be considered “underwriters” selling any of such 2,231,119 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 2,231,119 shares in this registration statement as part of a “delayed or continuous offering” by the holders thereof.

We bring to your attention that the 2,031,119 shares (but not the 200,000 shares underlying warrants) can now be sold in the public securities markets pursuant to Rule 144. Such 2,031,119 shares will be eligible for sale pursuant to Rule 144-k at the end of April 2008.

3.    Lonza Suite Fees. In October 2003 the Company entered into a Cell Therapy Manufacturing Agreement with Lonza Walkersville, Inc., successor by acquisition to Cambrex Bio-Science Walkersville, Inc., and a subsidiary of Lonza Corporation, pursuant to which the Company was obligated to pay Lonza monthly and other fees for use of a “clean room” in which Lonza would produce the Company’s cryopreserved OrCel product. Pursuant to agreements entered into by the Company with Lonza in July 2005 and February 2006, in lieu of payment of some of the obligations owed by the Company to Lonza under the Cell Therapy Manufacturing Agreement, the Company issued to Lonza an aggregate of 363,361 shares of its common stock (68,668 shares in July 2005 and 294,693 shares in February 2006) and warrants to purchase 103,000 shares of the Company’s common stock at an exercise price of $27.00 per share (the July 2005 transaction) and 73,673 shares at an exercise price of $11.25 per share (the February 2006 transaction). The shares of common stock acquired by Lonza in the February 2006 transaction (294,693 shares and 73,673 shares underlying warrants) were registered in the Previous Registration Statement but those acquired in the July 2005 transaction (68,668 shares and 103,000 shares underlying warrants) were not. Such 68,668 shares and 103,000 shares underlying warrants are registered now in this registration statement.

U.S. Securities and Exchange Commission
November 21, 2007

Lonza acquired such 68,668 shares of common stock 29 months ago and therefore such 68,668 shares can be sold pursuant to Rule 144-k but are registered pursuant to the “piggyback” registration provisions of the Company’s agreement with Lonza.

Lonza does not have any right to designate a director of the Company.

Since Lonza acquired such 68,668 shares of common stock and the warrants to purchase an additional 103,000 shares of common stock which are included in this registration statement 29 months ago, Lonza cannot be considered an “underwriter” selling such 171,668 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 171,668 shares in this registration statement as part of a “delayed or continuous offering” by Lonza.

In June and July of 2007 the Company entered into a number of inter-related transactions in which the Company issued (i) its convertible preferred stock, (ii) warrants to purchase shares of its common stock and shares of its common stock to accredited investors in private placements, in satisfaction of its obligations and in exchanges with holders of its other securities. These transactions are described below.

4.    The June 2007 Private Placement. In a private placement the Company sold, in June and July 2007, to accredited investors units consisting of shares of its Series A convertible preferred stock convertible into an aggregate of 23,833,360 shares of the Company’s common stock, and its Series A, Series M and Series M-1 warrants exercisable:

(i)	five year Series A warrants to purchase for an aggregate of 15,316,291 shares of the Company’s common stock at $1.00 per share;

(ii)
Series M warrants to purchase an aggregate of 15,466,680 shares of the Company’s common stock at $0.50 per share, expiring 30 days after, and if, the Company files with the SEC a report on Form 8-K announcing receipt of written notice from the FDA clearing the Company’s right to make commercial sales of its OrCel product for the treatment of venous stasis (leg) ulcers, and

(iii)
five year Series M-1 warrants to purchase an aggregate of 7,733,340 shares of the Company’s common stock at $1.00 per share, but exercisable only if, and to the extent that the holder exercises its Series M warrants.

U.S. Securities and Exchange Commission
November 21, 2007

There were approximately 95 accredited investors who purchased these units. Three who purchased the largest number of units purchased 30%, 15% and 8% of the units sold. Although one of the Company’s directors was a purchaser of units (entitling him to acquire 507,960 shares of the Company’s common stock upon conversion of his Series A preferred stock, and 826,953 shares of common stock upon exercise of his Series A, M and M-1 warrants) none of the other purchasers are affiliates of the Company. Neither the purchasers as a group, nor any of the purchasers, have the right to designate a director of the Company. Furthermore, the conversion price of the Series A preferred stock, and the exercise price of the Series M warrants, were not less than the price at which the Company’s common stock traded at the time the private placement sales were made.

All of such 62,349,671 shares are registered in this registration statement. The Company entered into a registration rights agreement with the purchasers in such private placement which obligated the Company to register all such 62,349,671 shares but only consistent with the provisions of Rule 415. However, the Company had 90 days after the initial closing of the private placement to file this registration statement and 150 days after it was filed to have it declared effective before the Company incurred penalties. Thus the holders might not, and very probably could not, sell in the public securities markets the common stock they would acquire upon conversion of their Series A convertible preferred stock or exercise of their Series A, M or M-1 warrants, until almost 8 months after they paid for those preferred shares and warrants. Therefore, because of such nearly eight-month period in which the purchasers in the June 2007 private placement could not sell in the public securities markets the common stock underlying their convertible preferred shares and their warrants, such purchasers cannot be considered “underwriters” selling any of such 62,349,671 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such shares in this registration statement as part of a “delayed or continuous offering” by the holders thereof. In addition we bring to your attention that the Series A and the Series M-1 warrants (exercisable for an aggregate of 23,049,631 of such 62,349,671 shares) are currently “out of the money” in that their $1.00 per common share exercise prices exceeds the $0.46 closing price at which the Company’s common stock was traded on November 13, 2007. That fact will most likely further extend the period during which such warrants would be held before the underlying shares of common stock would be acquired and could be resold. In addition, although the Series M warrants (exercisable for an aggregate of an additional 15,466,680 of such 62,349,671 common shares) are exercisable at $0.50 per share of common stock, which is at about the current market price for the Company’s common stock, it is anticipated that the Series M warrants will not be exercised until the Company’s receipt of FDA clearance for commercial sale of the Company’s cryopreserved OrCel product for the treatment of venous leg ulcers. Such clearance, or any positive response from the FDA, could be many months away, making it unlikely that such Series M warrants will be exercised before many months after they were acquired.

U.S. Securities and Exchange Commission
November 21, 2007

5.    Paul Royalty Fund. In 2001 Paul Royalty Fund (“PRF”) entered into an agreement with the Company purchasing for $10,000,000 an interest in the Company’s future revenues. As a condition for the sale of the Company’s Series A convertible preferred stock with warrants attached in the June 2007 private placement described above, on June 18, 2007 PRF exchanged its interest in the Company’s future revenues for (i) shares of the Company’s Series A-1 preferred stock convertible into an aggregate of 10,000,000 shares of the Company’s common stock and (ii) shares of the Company’s Series A-2 preferred stock convertible into an aggregate of 1,000,000 shares of the Company’s common stock (the “Exchange Agreement”). All of such 11,000,000 shares of common stock are registered in this registration statement. PRF is a party to, and such 11,000,000 shares of common stock are covered by, the registration rights agreement covering the 62,329,671 shares referred to in paragraph 4 above. Since it was six years ago that PRF paid the $10,000,000 purchase price for the interest in the Company’s future revenues which PRF exchanged for the Company’s Series A-1 and Series A-2 convertible preferred stock now being registered, PRF cannot be considered an “underwriter” selling any of such 11,000,000 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 11,000,000 shares in this registration statement as part of a “delayed or continuous offering” by PRF.

The Exchange Agreement, as did the original agreement entered into by the Company with PRF in 2001, gives PRF the right to designate one director of the Company and to designate one other person to attend meetings of the Company’s directors. The PRF designated director has been designated by the Company’s board of directors as the lead director.

6.    Cancellation Agreements. Also on June 18, 2007, and as a condition of the Exchange Agreement between the Company and PRF, the Company entered into agreements with its former chief executive officer and its former chairman (the “Cancellation Agreements”) cancelling termination of employment agreements the Company had entered into with such executives and pursuant to which the Company would have had to pay such executives substantial sums in excess of the cash payments the Company paid to such executives under such Cancellation Agreements. Such former chief executive officer and former chairman of the Company have not been affiliates of the Company for more than three months and the Cancellation Agreements do not give them the right to designate a director of the Company. Also, in consideration of the agreements cancelling such termination of employment agreements the Company granted such former executive officers five-year warrants for the two of them to purchase an aggregate of 4,710,023 shares of the Company’s common stock at a $0.55 per share exercise price.

In addition, in consideration of the cancellation of the Company’s obligation to pay such two former executive officers substantial deferred compensation, the Company paid them each less than 10% of the amount the deferred compensation owed, and granted such former executive officers options to purchase for an aggregate purchase price of $2,000 (i) shares of the Company’s Series A convertible preferred stock convertible into an aggregate of 400,000 shares of the Company’s common stock, plus (ii) attached Series A, M and M-1 to purchase an aggregate of an additional 500,000 shares of the Company’s common stock (exercisable for the Series A and M-1 warrants at $1.00 per share for 300,000 shares and for the Series M warrants at $0.50 per share for 200,000 shares. Such options to purchase the Series A preferred shares with warrants attached expire 30 days after the Company files a report on Form 8-K announcing FDA clearance for the commercial sale of the Company’s OrCel product for the treatment of venous stasis leg ulcers.

U.S. Securities and Exchange Commission
November 21, 2007

In the Cancellation Agreements these former executives were granted certain piggyback registration rights for such aggregate of 5,610,023 shares of common stock the two of them could acquire under the terms of the Cancellation Agreements. Consequently, all such 5,610,023 shares of common stock are registered in this registration statement. Since the two former executives will have most likely owned the warrants and options pursuant to which they can acquire such 5,610,023 shares for almost eight months before this registration statement becomes effective, such former executives cannot be considered “underwriters” selling such 5,610,023 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 5,610,023 shares in this registration statement as part of a “delayed or continuous offering” by the holders of such warrants. We also bring to your attention that the price at which the Company’s common stock has been trading does not make it attractive for the holders to exercise the warrants at $0.50, $0.55 and $1.00 per common share, thus making for a longer period for which the warrants will be held before they are exercised.

7.    The Placement Agent’s Warrants. The Placement Agent in such June and July 2007 private placement was Burnham Hill Partners, a division of Pali Capital, Inc. As part of the fees for arranging such private placement sale of the Company’s Series A convertible preferred stock with warrants attached, the Company issued to the Placement Agent’s designees five-year warrants to purchase an aggregate of 3,156,670 shares of the Company’s common stock exercisable at $0.55 per share. At the same time the Company entered into an Advisory Agreement with the Placement Agent pursuant to which, and in consideration for the Placement Agent’s services in negotiating the Exchange Agreement with PRF, the Cancellation Agreements with the Company’s former chief executive officer and former chairman, and advising the Company in certain other transactions, the Company issued to the Placement Agent’s designees five-year warrants to purchase an additional 2,000,000 shares of the Company’s common stock at the same $0.55 per share exercise price. All such 5,156,670 shares of common stock are registered in this registration statement. None of the designees is an affiliate of the Company. Since the designees of the Placement Agent who own the warrants most likely cannot sell such 5,156,670 shares in the public securities markets before close to eight months after they acquired the warrants, the holders of such warrants cannot be considered “underwriters” selling such 5,156,670 shares in behalf of the Company or any of its subsidiaries. Therefore, Rule 415 does not prohibit the inclusion of such 5,156,670 shares in this registration statement as part of a “delayed or continuous offering” by the holders of such warrants. We also bring to your attention that the price at which the Company’s common stock has been trading does not make it attractive for the holders to exercise these warrants at $0.55 per common share, thus making for a longer period for which the warrants will be held before they are exercised.

U.S. Securities and Exchange Commission
November 21, 2007

8.    Exchange of Shares for Warrants. Pursuant to the Advisory Agreement between the Company and the Placement Agent referred to in paragraph 7 above, the Company issued an aggregate of 931,032 shares of its common stock to designees of the Placement Agent in exchange for some of the Company’s previously outstanding Series E, EPA and FPA warrants. Such exchanged E, EPA and FPA warrants were exercisable for the same 931,032 shares of common stock for which they were exchanged and such 931,032 shares of common stock were registered in the Previous Registration Statement and are therefore not addressed in this response.

We bring to your attention that prior to the June 2007 private placement the Company received loans from some of the investors in that private placement and others almost all of which loans were converted into the Series A preferred stock with warrants attached sold in the June 2007 private placement. All of the investors in such June 2007 private placement (as well as in the loan transactions) represented to the Company that they were “accredited investors”, as that term is defined in Rule 501 under the Securities Act of 1933, as amended (the “Act”).

We bring to your attention that the Company’s private placements referred to in this response were always more than six months apart. See Rule 502(a) integration criteria.

The shares registered in this registration statement include the shares of certain Selling Stockholders who acquired their shares in transactions with the Company other than in the private placements and which under the five point test in Rule 502(a) were not integrated with any of the private placements referred to in this response.

In none of the private placements referred to in this response was there any general solicitation of investors. The Company and we made certain that there was no registration statement pending while such private placement took place.

The investors could not, after they paid for or otherwise acquired their shares in such private placements or in the other transactions described in this response, immediately turn around and sell them in the public securities markets, as in a classic “drip offering” using an S-3 registration statement. The certificates evidencing the shares so acquired all bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Act. Significant time elapsed between the time the investors paid the consideration for the securities they acquired in such transactions and when this registration statement registering those common shares was filed, and more time will elapse before this registration statement becomes effective.

U.S. Securities and Exchange Commission
November 21, 2007

2.
Please provide us a table that identifies (1) each transaction in which you sold the offered securities, (2) a specific reference to where you have disclosed the terms of each such transaction, and (3) a detailed analysis of how each transaction was exempt from registration under the Securities Act.

Such chart is forwarded to you herewith. The detailed analysis of how each transaction was exempt from registration under the Securities Act is provided in such chart and in the discussion in response to your first comment.

Fee Table

3.
Revise your disclosure to reconcile the number of shares that remain unsold under the registration statement identified in note (3). We note that the disclosure in note (3) indicates a number of shares that remain unsold under the three registration statements that is different from the number of shares in the following paragraph.

Such correction has been made in the amendment being filed at the same time, or that will be filed shortly after, this letter is forwarded to you.

We are aware that because of the staff’s current application of its interpretation of Rule 415 you may determine that the number of shares registered in this registration statement should be reduced. However, because the shares of common stock registered in this registration statement were issued, or are issuable upon conversion of preferred stock or exercise of warrants issued, in different transactions each of which requires a separate analysis of the applicability of the staff’s current application of its interpretation of Rule 415, we think that a telephone conference call among you, the undersigned, and the Company’s chief financial officer would help the Company and us resolving the number of shares to be registered. We will be pleased to arrange that conference call.

Yours very truly, /s/ Gabriel Kaszovitz Gabriel Kaszovitz

| Letter Ref. | Type | Quantity | Price | Closing dates | Common Equivalent Amount | Disclosure | Date of Report | Filing date | Registration Exemption | Reason |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | E Preferred Stock - registration of additional shares | 122,989 | $ 2.33 | 4/17/2006 | **122,989** | 8K | 8/21/2006 | 8/22/2006 | Reg D | Accredited Investors pursuant to Rule 501 |
| 2 | Hapto Acquisition - common shares | 2,031,119 | $ 4.50 | 4/14/2006 | 2,031,119 | 8K | 4/14/2006 | 4/20/2006 | Reg S | None of shareholders are citizens or residents of the U.S. |
| | " - Series G warrants | 200,000 | $ 4.50 | 4/14/2006 | 200,000 | 8K | 4/14/2006 | 4/20/2006 | Reg S | None of shareholders are citizens or residents of the U.S. |
| | | | | | **2,231,119** | | | | | |
| 3 | Lonza suite fees - common shares | 68,668 | $11.25 | 7/12/2005 | 68,668 | 8K | 7/12/2005 | 7/14/2005 | 4(2); Reg D | Accredited Investors pursuant to Rule 501 |
| | " - warrant | 103,000 | $ 7.50 | 7/12/2005 | 103,000 | 8K | 7/12/2005 | 7/14/2005 | 4(2); Reg D | Accredited Investors pursuant to Rule 501 |
| | | | | | **171,668** | | | | | |
| 4 | Series A Preferred | 928.618 | $ 0.50 | 6/18/2007 | 18,572,360 | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Preferred | 212.10 | $ 0.50 | 7/25/2007 | 4,242,000 | 8K | 7/25/2007 | 7/26/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Preferred | 50.95 | $ 0.50 | 7/31/2007 | 1,019,000 | 8K | 7/31/2007 | 8/6/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | | 1,191.668 | | | **23,833,360** | | | | | |
| 4 (i) | Series A Warrants | 9,286,180 | $ 1.00 | 6/18/2007 | 9,286,180 | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Warrants | 2,899,000 | $ 1.00 | 6/18/2007 | 2,899,000 | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Warrants | 2,121,000 | $ 1.00 | 7/25/2007 | 2,121,000 | 8K | 7/25/2007 | 7/26/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Warrants | 509,500 | $ 1.00 | 7/31/2007 | 509,500 | 8K | 7/31/2007 | 8/6/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series A Warrants * | 500,611 | $ 1.00 | 6/8/2007 | 500,611 | 8K | 6/12/2007 | 6/12/2007 | 3 (a) 9 | Exchanges by us with our security holders exclusively |
| | | | | | | 10 - QSB | | 8/20/2007 | | |
| | | 15,316,291 | | | **15,316,291** | | | | | |
| 4 (ii) | Series M Warrants | 12,836,180 | $ 0.50 | 6/18/2007 | 12,836,180 | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series M Warrants | 2,121,000 | $ 0.50 | 7/25/2007 | 2,121,000 | 8K | 7/25/2007 | 7/26/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series M Warrants | 509,500 | $ 0.50 | 7/31/2007 | 509,500 | 8K | 7/31/2007 | 8/6/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | | 15,466,680 | | | **15,466,680** | | | | | |
| 4 (iii) | Series M-1 Warrants | 6,418,090 | $ 1.00 | 6/18/2007 | 6,418,090 | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series M-1 Warrants | 1,060,500 | $ 1.00 | 7/25/2007 | 1,060,500 | 8K | 7/25/2007 | 7/26/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | Series M-1 Warrants | 254,750 | $ 1.00 | 7/31/2007 | 254,750 | 8K | 7/31/2007 | 8/6/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| | | 7,733,340 | | | **7,733,340** | | | | | |
| 5 | Series A-1 Preferred | 500 | $ 0.50 | 6/18/2007 | **10,000,000** | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| 5 | Series A-2 Preferred | 500 | $ 0.50 | 6/18/2007 | **1,000,000** | 8K | 6/18/2007 | 6/22/2007 | Reg D | Accredited Investors pursuant to Rule 501 |
| 6 | Cancellation Agreement Warrants | 4,157,617 | $ 0.55 | 6/18/2007 | 4,157,617 | 8K | 6/18/2007 | 6/22/2007 | 4(2) | Not a public offering |
| | Options to purchase common stock | 900,000 | ** | 6/18/2007 | 900,000 | 8K | 6/18/2007 | 6/22/2007 | 4(2) | Not a public offering |
| | Cancellation Agreement Warrants | 445,410 | $ 0.55 | 7/25/2007 | 445,410 | 8K | 7/25/2007 | 7/26/2007 | 4(2) | Not a public offering |
| | Cancellation Agreement Warrants | 106,996 | $ 0.55 | 7/31/2007 | 106,996 | 8K | 7/31/2007 | 8/6/2007 | 4(2) | Not a public offering |
| | | 5,610,023 | | | **5,610,023** | | | | | |
| 7 | Placement Agent Warrants | 2,499,045 | $ 0.55 | 6/18/2007 | 2,499,045 | 8K | 6/18/2007 | 6/22/2007 | 4(2) | Not a public offering |
| | Placement Agent Warrants | 2,000,000 | $ 0.55 | 6/18/2007 | 2,000,000 | 8K | 6/18/2007 | 6/22/2007 | 4(2) | Not a public offering |
| | Placement Agent Warrants | 530,250 | $ 0.55 | 7/25/2007 | 530,250 | 8K | 7/25/2007 | 7/26/2007 | 4(2) | Not a public offering |
| | Placement Agent Warrants | 127,375 | $ 0.55 | 7/31/2007 | 127,375 | 8K | 7/31/2007 | 8/6/2007 | 4(2) | Not a public offering |
| | | 5,156,670 | | | **5,156,670** | | | | | |
| | Total | | | | **86,642,140** | | | | | |

* pursuant to H warrant exchange - discussed in paragraph 1.

** $2,000 aggregate payment to receive these shares.